

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ST ENERGY TRANSITION I LTD., under the Exchange Act of 1934:

- SAIL^{SM} securities, each consisting of one Class A ordinary share, of $0.0001 par value per share, and one-half of one redeemable warrant

- Class A ordinary shares, $0.0001 par value per share, included as part of the SAIL^{SM} securities

- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, included as part of the SAIL^{SM} securities

Sincerely,

An Intercontinental Exchange Company